CUSIP No. 91818X108	13D	Page 1 of 12

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three hundred Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 12

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Grace Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
32,935,364,347[1]
	8	shared voting power

	9	sole dispositive power
32,935,364,347
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
32,935,364,347
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
58.5%[2]

14	type of reporting person*
CO

1 Represents 32,935,364,347 Class A Ordinary Shares of the Issuer held of record by Abundant, which is the sum of (i) 12,350,761,630 Class A Ordinary Shares converted from 174,774,250 Senior Convertible Preferred Shares issued to Abundant pursuant to the 2021 Subscription Agreement (as described in Item 2 in the Initial Statements) reflecting the Anti-dilution Adjustment (as described in Item 5, same as below), and (ii) 20,584,602,717 Class A Ordinary Shares converted from 714,285,714 Senior Convertible Preferred Shares issued to Abundant pursuant to the 2022 Subscription Agreement (as described in Item 2 in the Initial Statements) reflecting the Anti-dilution Adjustment.

2 The calculation assumes that there is a total of 56,340,762,528 Class A Ordinary Shares outstanding, which is the sum of (i) 1,379,873,273 Class A Ordinary Shares (excluding 21,654,502 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) outstanding immediately before the Conversion (as described in Item 5, same as below), and (ii) 54,960,889,255 Class A Ordinary Shares converted from 2,810,961,908 Senior Convertible Preferred Shares as a result of the Conversion occurred on March 27, 2024 after reflecting the Anti-dilution Adjustment.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 3 of 12

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NBNW Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
32,935,364,347
	9	sole dispositive power

	10	shared dispositive power
32,935,364,347

11	aggregate amount beneficially owned by each reporting person
32,935,364,347
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
58.5%

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 12

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eve One Fund II L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
32,935,364,347
	9	sole dispositive power

	10	shared dispositive power
32,935,364,347

11	aggregate amount beneficially owned by each reporting person
32,935,364,347
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
58.5%

14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 12

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nio Capital II LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
34,993,824,619[3]
	9	sole dispositive power

	10	shared dispositive power
34,993,824,619

11	aggregate amount beneficially owned by each reporting person
34,993,824,619
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
62.1%[4]

14	type of reporting person*
CO

3 Represents 34,993,824,619 Class A Ordinary Shares of the Issuer held of record by Abundant and Glory respectively, which is the sum of (i) 32,935,364,347 Class A Ordinary Shares held by Abundant converted from 889,059,964 Senior Convertible Preferred Shares reflecting the Anti-dilution Adjustment, and (ii) 2,058,460,272 Class A Ordinary Shares held by Glory converted from 29,129,042 Senior Convertible Preferred Shares reflecting the Anti-dilution Adjustment.

4 The calculation assumes that there is a total of 56,340,762,528 Class A Ordinary Shares outstanding, which is the sum of (i) 1,379,873,273 Class A Ordinary Shares (excluding 21,654,502 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) outstanding immediately before the Conversion, and (ii) 54,960,889,255 Class A Ordinary Shares converted from 2,810,961,908 Senior Convertible Preferred Shares as a result of the Conversion occurred on March 27, 2024 after reflecting the Anti-dilution Adjustment.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 12

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Li

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
34,993,824,619
	9	sole dispositive power

	10	shared dispositive power
34,993,824,619

11	aggregate amount beneficially owned by each reporting person
34,993,824,619
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
62.1%

14	type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 12

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Glory Investment L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
2,058,460,272[5]
	8	shared voting power

	9	sole dispositive power
2,058,460,272
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
2,058,460,272
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
3.7%[6]

14	type of reporting person*
PN

5 Represents 2,058,460,272 Class A Ordinary Shares of the Issuer held of record by Glory which were converted from 29,129,042 Senior Convertible Preferred Shares issued to Glory pursuant to the 2021 Subscription Agreement (as described in Item 2 in the Initial Statements) reflecting the Anti-dilution Adjustment.

6 The calculation assumes that there is a total of 56,340,762,528 Class A Ordinary Shares outstanding, which is the sum of (i) 1,379,873,273 Class A Ordinary Shares (excluding 21,654,502 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) outstanding immediately before the Conversion, and (ii) 54,960,889,255 Class A Ordinary Shares converted from 2,810,961,908 Senior Convertible Preferred Shares as a result of the Conversion occurred on March 27, 2024 after reflecting the Anti-dilution Adjustment.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 8 of 12

Item 1.	Security and Issuer

This Amendment No. 9 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People's Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5, Schedule 13D Amendment No. 6, Schedule 13D Amendment No. 7 and Schedule 13D Amendment No. 8 filed on July 22, 2021, November 16, 2021, January 26, 2022, July 7, 2022, August 2, 2022, January 19, 2023, April 7, 2023, July 7, 2023 and August 23, 2023 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

(a) Name of Person Filing

Item 2 (a) of the Initial Statements is hereby amended by adding the following first paragraph before the last paragraph of Item 2 (a) of the Initial Statements and adding the following second paragraph to the end:

To date, Abundant has fulfilled its payment obligations under the 2022 Subscription Agreement in an aggregate amount of US$83,600,000. As separately agreed in writing by Abundant and the Issuer, Abundant shall pay the remaining purchaser price of US$16,400,000 no later than June 30, 2024, unless otherwise agreed in writing by Abundant and the Issuer.

The second and third paragraphs of Item 5 (a-b) are incorporated by reference into this Item 2.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b)       The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is currently a total of 56,340,762,528 Class A Ordinary Shares outstanding, which is the sum of (i) 1,379,873,273 Class A Ordinary Shares (excluding 21,654,502 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) outstanding immediately before the Conversion (as defined below), and (ii) 54,960,889,255 Class A Ordinary Shares converted from 2,810,961,908 Senior Convertible Preferred Shares as a result of the Conversion occurred on March 27, 2024 after reflecting the Anti-dilution Adjustment (as defined below).

CUSIP No. 91818X108	13D	Page 9 of 12

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 12,350,761,630 Class A Ordinary Shares converted from 174,774,250 Senior Convertible Preferred Shares held by Abundant and acquired pursuant to the 2021 Subscription Agreement at a conversion price of US$0.004858 per share reflecting the Anti-dilution Adjustment, (ii) 2,058,460,272 Class A Ordinary Shares converted from 29,129,042 Senior Convertible Preferred Shares held by Glory and acquired pursuant to the 2021 Subscription Agreement (by assignment from Abundant the right to purchase such Senior Convertible Preferred Shares) at a conversion price of US$0.004858 per share reflecting the Anti-dilution Adjustment, and (iii) 20,584,602,717 Class A Ordinary Shares converted from 714,285,714 Senior Convertible Preferred Shares held by Abundant and acquired pursuant to the 2022 Subscription Agreement at a conversion price of US$0.004858 per share reflecting the Anti-dilution Adjustment. On March 26, 2024, the Issuer issued 1,440,922,190 Senior Convertible Preferred Shares to Xin Gao Group Limited (“Xin Gao”) at US$0.004858 (equivalent to US$1.4574 per ADS) pursuant to a Share Subscription Agreement by and between the Issuer and Xin Gao dated March 26, 2024 (the “Xin Gao Transaction”). The Xin Gao Transaction constitutes a Dilutive Issuance under the Third Amended and Restated Certificate of Designation of Senior Convertible Preferred Shares of the Issuer dated March 26, 2024 (as amended and restated from time to time, the “Certificate of Designation”) because the issuance price of the Senior Convertible Preferred Shares under the Xin Gao Transaction is lower than the conversion price of the Senior Convertible Preferred Shares held by Abundant and Glory prior to the closing of the Xin Gao Transaction. Therefore, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the closing of the Xin Gao Transaction held by Abundant, Glory and any other investors (including all the Senior Convertible Preferred Shares issued to Abundant, Glory and any other investors pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement) was reduced and adjusted to US$0.004858 with effect from March 26, 2024 by operation of and in accordance with the Certificate of Designation (the “Anti-dilution Adjustment”). Upon the Anti-dilution Adjustment occurred on March 26, 2024, (i) the beneficial ownership percentage of the outstanding Class A Ordinary Shares of each of Abundant, NBNW Investment and Eve One was 96.0%, (ii) the beneficial ownership percentage of the outstanding Class A Ordinary Shares of each of Nio Capital and Mr. Bin Li was 96.2%, and (iii) the beneficial ownership percentage of the outstanding Class A Ordinary Shares of Glory was 59.9%. These calculations are made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that, upon the Anti-dilution Adjustment (but before the Conversion), (a) Abundant, but only Abundant, had converted its Senior Convertible Preferred Shares for the purpose of calculation of beneficial ownership percentage of Abundant, and that (b) Glory, but only Glory, had converted its Senior Convertible Preferred Shares for the purpose of calculation of beneficial ownership percentage of Glory, and assumes that there was a total of 1,379,873,273 Class A Ordinary Shares outstanding (excluding 21,654,502 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) upon the Anti-dilution Adjustment (but before the Conversion).

On March 27, 2024, the holders of all of the then issued and outstanding Senior Convertible Preferred Shares (including Abundant and Glory) converted all of their Senior Convertible Preferred Shares into Class A Ordinary Shares at a conversion price of US$0.004858 pursuant to the Certificate of Designation (the “Conversion”). After the completion of the Conversion, (i) the beneficial ownership percentage of the outstanding Class A Ordinary Shares of each of Abundant, NBNW Investment and Eve One was reduced to 58.5%, (ii) the beneficial ownership percentage of the outstanding Class A Ordinary Shares of each of Nio Capital and Mr. Bin Li was reduced to 62.1%, and (iii) the beneficial ownership percentage of the outstanding Class A Ordinary Shares of Glory was reduced to 3.7%, each as calculated pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act.

CUSIP No. 91818X108	13D	Page 10 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the paragraphs below to the end:

Second Amended and Restated Investors’ Rights Agreement

On March 26, 2024, the Issuer, Abundant, Glory (for the purpose of this section, collectively with Abundant, “NIO Capital”) and certain other parties thereto entered into a Second Amended and Restated Investors’ Rights Agreement which replaced and superseded the Amended and Restated Investors’ Rights Agreement dated July 27, 2022. Pursuant to the Second Amended and Restated Investors’ Rights Agreement, the Issuer granted NIO Capital certain information rights, the right of first offer over future issuances of securities, and a right of first refusal and co-sale right (subject to certain exceptions) with respect to transfer of shares by Mr. Kun Dai and/or Xin Gao.

In addition, subject to certain exceptions, neither Mr. Kun Dai nor Xin Gao may, during the applicable lock-up period, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by Mr. Kun Dai, Xin Gao or their respective permitted transferees as of the date thereof, without the prior written consent of NIO Capital and Joy Capital.

Second Amended and Restated Voting Agreement

On March 26, 2024, the Issuer, NIO Capital and certain other parties thereto entered into a Second Amended and Restated Voting Agreement (the “Second A&R Voting Agreement”) which replaced and superseded the Amended and Restated Voting Agreement dated August 17, 2023. Pursuant to the Second A&R Voting Agreement, the board of directors of the Issuer (the “Board”) shall consist of six directors or such other number of directors as approved by the Board (including the affirmative consent of the directors nominated by NIO Capital and Joy Capital), among which, subject to certain limitations set forth in the Second A&R Voting Agreement, NIO Capital shall be entitled to nominate one director, Joy Capital shall be entitled to nominate one director, NIO Capital and Joy Capital shall be collectively entitled to nominate two independent directors and Mr. Kun Dai or the Board shall be entitled to appoint the third independent director. Each party to the Second A&R Voting Agreement (other than the Issuer) has agreed that they shall vote the equity securities of the Issuer held by them at any general meeting of shareholders and take all other necessary actions, and cause their nominated directors to vote at any meeting of the Board and take all other necessary actions, in each case, in order to ensure the Board composition set forth above.

CUSIP No. 91818X108	13D	Page 11 of 12

Because of the arrangements in the Second A&R Voting Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and the Schedule 13D and its amendments shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person. The aggregate beneficial ownership of the Reporting persons and Joy Capital is 52,490,736,929 Class A Ordinary Shares. Joy Capital has separately reported its beneficial ownership on a Schedule 13D (including the amendments thereto) filed on March 28, 2024.

Item 7.	Material to Be Filed as Exhibits

1.	Second Amended and Restated Investors’ Rights Agreement
2.	Second Amended and Restated Voting Agreement

CUSIP No. 91818X108	13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2024

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)